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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East
(No. and Street)

Westport, CT 06880
(City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAY 29 2007
WASH. D.C.
200
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick A. Conway (203) 227-1008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hope & Hernandez, P.C.
(Name – *if individual, state last, first, middle name*)

2600 Main Street, Bridgeport, CT 06606
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRPORT CAPITAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

MARCH 31, 2007

TABLE OF CONTENTS


HOPE
&
HERNANDEZ, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Fairport Capital, Inc.
830 Post Road East
Westport, Connecticut

We have audited the accompanying statement of financial condition of Fairport Capital, Inc., as of March 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairport Capital, Inc., at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules E through H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hope & Hernandez, PC

HOPE & HERNANDEZ, P.C.
Bridgeport, Connecticut
May 17, 2007

2600 Main Street ■Bridgeport, CT 06606-5305 ■(203) 334-8035 ■(203) 366-5092 ■Fax (203) 330-0823

Exhibit "A"

FAIRPORT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS			
Cash - Checking	$ 74	$ -0-	$ 74
Cash - Savings	63,700	-0-	63,700
Receivables from Brokers or Dealers, Other	87,168	9,685	96,853
TOTAL CURRENT ASSETS	150,942	9,685	160,627
OTHER ASSETS			
Note Receivable - Stock Subscription	-0-	9,900	9,900
Officer Loan	-0-	4,280	4,280
Security Deposit	-0-	999	999
TOTAL ASSETS	$150,942	$24,864	$175,806

See Notes to Financial Statements and Accountant's Report.

Exhibit "A"

FAIRPORT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

LIABILITIES AND OWNERSHIP EQUITY

	A.1 Liabilities	Non A.1 Liabilities	Total
CURRENT LIABILITIES			
Payable to Brokers or Dealers, Other	$120,558	$ -0-	$ 120,558
Accounts Payable, Accrued Liabilities, Expenses and Other	1,255	-0-	1,255
TOTAL CURRENT LIABILITIES	121,813	-0-	121,813
TOTAL LIABILITIES	$121,813	$ -0-	$121,813
OWNERSHIP EQUITY			
Common Stock - Authorized 5,000 Shares No Par Value Issued and Outstanding 2,000 Shares			43,950
Retained Earnings			10,043
TOTAL OWNERSHIP EQUITY			53,993
TOTAL LIABILITIES AND OWNERSHIP EQUITY			$175,806

See Notes to Financial Statements and Accountant's Report.

Exhibit "B"

FAIRPORT CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2007

REVENUES		
Commissions - All Other Securities Commissions		$1,063,330
TOTAL SECURITIES COMMISSIONS		1,063,330
Other Revenue - Interest Income	$ 3,013	
- Reimbursement of Fees and Other Income	11,935	14,948
TOTAL REVENUE		1,078,278
EXPENSES		
Regulatory Fees and Expense	$ 15,105	
Other Expense:		
Telephone	3,200	
Professional Fees	10,945	
Travel and Entertainment	34,904	
Rent Expense	18,351	
Other Expenses	15,881	
Office Expense	13,922	
State Income Taxes	1,006	
Commissions Expense	955,346	
Medical Expenses	9,243	
TOTAL EXPENSES		1,077,903
INCOME BEFORE FEDERAL INCOME TAX		375
Provision for Federal Income Tax		-0-
NET INCOME		$ 375

See Notes to Financial Statements and Accountant's Report.

Exhibit "C"

FAIRPORT CAPITAL, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED MARCH 31, 2007

BALANCE, APRIL 1, 2006	$9,668
Income for the Year	375
BALANCE, MARCH 31, 2007	$10,043

See Notes to Financial Statements and Accountant's Report.

Exhibit "D"

FAIRPORT CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Income	$ 375
Adjustments to Reconcile Income to Net Cash Used by Operating Activities:	
Increase in Receivables from Brokers, Dealers, and Others	(60,981)
Increase in Payable to Brokers, Dealers, and Others	59,790
NET CASH USED BY OPERATING ACTIVITIES	(816)
NET DECREASE IN CASH	(816)
CASH - APRIL 1, 2006	64,590
CASH - MARCH 31, 2007	$ 63,774

See Notes to Financial Statements and Accountant's Report.

FAIRPORT CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 1 - INCORPORATION/NATURE OF OPERATIONS

Fairport Capital, Inc., was incorporated on March 6, 1984, in the State of Connecticut. The Corporation has authorized common stock no par value of 5,000 shares.

Fairport Capital, Inc., is a registered broker/dealer with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Corporation is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Corporation does not carry customer accounts, hold funds or securities of, or for, customers. The Corporation does business and files tax returns in Connecticut, New York, Massachusetts, and Florida.

NOTE 2 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Corporation uses the accrual method of accounting for financial statement presentation. Under this method of accounting, income is recorded when earned and expenses are recorded when incurred, irrespective of when cash is received or when cash is disbursed.

Income Taxes

There are no material differences between the income shown on the financial statements and the income reflected on the tax returns.

Medical Reimbursement Plan

On October 1, 1984, the Corporation adopted a medical reimbursement plan. This plan will pay premiums on Health Insurance and Disability Insurance contracts, and any medical, dental, and optical expenses which are not reimbursed by insurance policies of any officers of the Corporation.

FAIRPORT CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 4 - NOTE RECEIVABLE - STOCK SUBSCRIPTION

The Corporation issued two hundred shares of its common stock on April 1, 1988, in exchange for a note receivable totaling $33,000. The note bears interest at the rate of five percent per annum. The principal of the note is to be collected from amounts due to the stockholder. The March 31, 2007 balance is $9,900. This note is secured by a pledge of stock of Fairport Capital, Inc. The officers of Fairport Capital, Inc., elected to forgo the interest income earned on this note for the year ended March 31, 2007.

NOTE 5 - RELATED PARTY TRANSACTIONS

The officers of Fairport Capital, Inc., are also salesmen for the Corporation. These officers have elected to receive commissions or expense reimbursements in lieu of salaries. Included in non-allowable receivables at March 31, 2007 is an officer loan in the amount of $4,280.

NOTE 6 - CASH FLOWS

The amount of cash paid for the year ended March 31, 2007, for the following items were:

Interest	$ -0-
Income Taxes	$1,006

NOTE 7 - SIGNIFICANT SOURCES OF REVENUE

Approximately 51% of the entity's commission income was generated by three sales representatives, one of which is an officer. The majority of the entity's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 8 - LEASING ARRANGEMENTS

The company leases office space under a one year operating lease which commenced March 1, 2007. The agreement calls for an annual base rent of $18,720.

Net future minimum rental payments required under the operating lease is as follows:

Years Ending March 31,	
2008	$17,160

Rental expenses charged to operations for the year ended March 31, 2007 totaled $18,351.

SUPPLEMENTARY INFORMATION

Schedule "E"

FAIRPORT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2007

BALANCE, APRIL 1, 2006	$53,618
Income for the Year	375
BALANCE, MARCH 31, 2007	$53,993

See Accountant's Report.

FAIRPORT CAPITAL, INC.
STATEMENT OF COMPUTATION OF NET WORTH
FOR THE YEAR ENDED MARCH 31, 2007

COMPUTATION OF NET CAPITAL	
Total Ownership Equity	$ 53,993
Deduct: Ownership Equity Not Allowable for Net Capital	-0-
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	53,993
Deductions and/or Charges Non-Allowable Assets	(24,864)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	29,129
Haircuts on Securities	-0-
NET CAPITAL	$ 29,129
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required (6-2/3%) of A.I.	$ 8,121
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000
Net Capital Requirement	8,121
Excess Net Capital	21,008
Excess Net Capital at 1000%	$ 16,948
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.1 Liabilities from Statement of Financial Condition	$121,813
TOTAL AGGREGATE INDEBTEDNESS	$121,813
Percentage of Aggregate Indebtedness to Net Capital	418.18%

See Accountant's Report.

Schedule "G"

FAIRPORT CAPITAL, INC.
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL WITH BROKERS/DEALERS' UNAUDITED COMPUTATION OF NET CAPITAL FOR THE YEAR ENDED MARCH 31, 2007

	Audited	Unaudited	Differences
COMPUTATION OF NET CAPITAL			
Total Ownership Equity	$ 53,993	$ 53,993	$ -0-
Deduct: Ownership Equity Not Allowable for Net Capital	-0-	-0-	-0-
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	53,993	53,993	-0-
Deductions and/or Charges Non-Allowable Assets	(24,864)	(24,864)	-0-
Net Capital Before Haircuts on Securities Positions	29,129	29,129	-0-
Haircuts on Securities	-0-	-0-	-0-
NET CAPITAL	$ 29,129	$ 29,129	$ -0-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required (6-2/3%) of A.I.	$ 8,121	$ 8,120	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000	5,000	
Net Capital Requirement	8,121	8,120	
Excess Net Capital	21,008	21,009	
Excess Net Capital at 1000%	$ 16,948	$ 16,947	
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total A.1 Liabilities from Statement of Financial Condition	$121,813	$121,813	
TOTAL AGGREGATE INDEBTEDNESS	$121,813	$121,813	
Percentage of Aggregate Indebtedness to Net Capital	418.18%	418%	

See Accountant's Report.


HOPE & HERNANDEZ, P.C.
Certified Public Accountants

Schedule "H"

FAIRPORT CAPITAL, INC.
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
FOR THE YEAR ENDED MARCH 31, 2007

To the Board of Directors of Fairport Capital, Inc.
830 Post Road East
Westport, CT 06880

In planning and performing our audit of the financial statements and supplemental schedules of Fairport Capital, Inc., (the Company) as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fairport Capital Inc. This study included tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

FAIRPORT CAPITAL, INC.
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
FOR THE YEAR ENDED MARCH 31, 2007

Continued...

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

FAIRPORT CAPITAL, INC.
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
FOR THE YEAR ENDED MARCH 31, 2007

Continued...

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



HOPE & HERNANDEZ, P.C.
Bridgeport, Connecticut
May 17, 2007

END